Filed by Cal Dive International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Horizon Offshore, Inc.

Subject Company’s Commission File No.: 001-16857

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press Release issued by Cal Dive International, Inc. on October 31, 2007, reporting financial results for the third quarter.
•	Third Quarter 2007 Earnings Conference Call Presentation Slides (including reconciliations to non GAAP financial information).

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger transaction, Cal Dive filed a registration statement with the Securities and Exchange Commission (“SEC”) on Form S-4 (File No. 333-145550) containing an information statement/proxy statement/prospectus and other relevant documents concerning the proposed merger transaction.  Cal Dive and Horizon expect to mail a definitive proxy statement/prospectus to Horizon stockholders and a definitive information statement to Cal Dive stockholders.  Investors and stockholders are urged to read the registration statement, the information statement/proxy statement/prospectus and any other relevant documents filed with the SEC carefully.  The registration statement and the information statement/proxy statement/prospectus contain important information about Cal Dive, Horizon, the merger, and related matters.  Investors and security holders may obtain free copies of these documents through the web site maintained by the SEC at www.sec.gov.  In addition, you may obtain documents filed with the SEC by Horizon free of charge by requesting them in writing from Horizon at 2500 CityWest Blvd., Suite 2200, Houston, Texas 77042, or by telephone at (713) 361-2600.  You may obtain documents filed with the SEC by Cal Dive free of charge by requesting them in writing from Cal Dive at 400 N. Sam Houston Parkway E., Houston, Texas 77060, or by telephone at (281) 618-0400.

Cal Dive and Horizon, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Horizon in connection with the merger.  Information regarding such persons and a description of their interest in the merger will be contained in the definitive information statement/proxy statement/prospectus.

400 N. Sam Houston Parkway E. Suite 1000 Houston, TX 77060-3500 (281) 618-0400 (281) 848-6502 fax

FOR IMMEDIATE RELEASE October 31, 2007	Contact: G. Kregg Lunsford Chief Financial Officer (281) 618-0516

Cal Dive Reports Third Quarter 2007 Results

HOUSTON, TX – (October 31, 2007) Cal Dive International, Inc. (NYSE:DVR) reported record third quarter 2007 net income of $37.5 million, or $.45 per diluted share.  This represents an increase of $8.5 million, or 29%, in net income as compared to 2006 third quarter results.  The increase in net income was primarily due to the initial deployment of certain Acergy and Fraser Diving acquisition assets which occurred after the second quarter or during the third quarter of 2006.  The increase was partially offset by increased depreciation and deferred drydock amortization and interest expense.

Financial Highlights

•

Revenues:  Third quarter 2007 revenues increased by $48.6 million, or 38%, to $176.9 million as compared to the third quarter of 2006, primarily due to the initial deployment of certain acquisition assets as referred to above.

•

Gross Profit: Third quarter 2007 gross profit increased by $12.2 million, or 21%, to $69.9 million as compared to the third quarter 2006, due to the initial deployment of certain acquisition assets which occurred after the second quarter of 2006.  This increase was partially offset by decreased utilization derived from surface diving vessels and increased depreciation and deferred drydock amortization.

•

SG&A: Third quarter 2007 SG&A increased by $3.4 million over the third quarter 2006, primarily due to $1.2 million in external consulting fees relating to the ongoing integration efforts related to our pending acquisition of Horizon Offshore, increased investment in international overhead and infrastructure and additional incentive compensation accruals.  As a percentage of revenue, SG&A was 7.4% for the third quarter 2007 compared to 7.6% for the same period in 2006.  Excluding the Horizon integration costs, SG&A increased by $2.2 million compared to the third quarter of 2006 and was 6.7% of revenue for the third quarter 2007.

Net interest expense: Third quarter 2007 net interest expense increased by $2.1 million over the third quarter of 2006, due to debt assumed in connection with the Company’s IPO in December 2006.

•

Income tax expense: The effective tax rate for the third quarter 2007 was 31.6% compared to 35.3% in the third quarter of 2006.  The rate decrease is primarily due to an increased percentage of income being earned in foreign jurisdictions with lower tax rates.

•

Balance Sheet:  Total debt was $117.0 million and cash and cash equivalents were $16.3 million as of September 30, 2007.  Net debt represents .45 times EBITDA for the trailing twelve months ended September 30, 2007.

Quinn Hébert, President and Chief Executive Officer of Cal Dive, stated “Our strong offshore execution translated into record financial performance during the third quarter. Our offshore and onshore people have worked extremely hard to unlock the value from our acquisitions over the last two years.  We are experiencing lower utilization and pricing for our surface diving vessels compared to 2006 as many of our customers have diligently worked through their critical backlog of projects following the hurricanes and are approaching the upcoming winter weather months with the typical seasonality considerations.  The demand for our saturation diving assets and our market fundamentals remain strong and we continue to implement our international expansion strategy.”

Status of Acquisition of Horizon Offshore

As previously reported, Cal Dive and Horizon have each received a request for additional information (commonly referred to as “second request”) from the Antitrust Division of the U.S. Department of Justice regarding Cal Dive’s pending acquisition of Horizon.  The information request was issued under the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and has the effect of extending the waiting period for a period of 30 calendar days from the date of the parties’ substantial compliance with the request.  Both parties intend to continue to work cooperatively to respond to the request and obtain termination of the waiting period as soon as practicable.

Further details will be provided during Cal Dive’s conference call, scheduled for 11:00 a.m. Central Standard Time on Thursday, November 1, 2007.  The teleconference dial-in numbers are:  866-578-5801 (domestic), 617-213-8058 (international), passcode 60391671.  Investors will be able to obtain the slide presentation and listen to the live conference call broadcast from the Investor Relations page at http://www.caldive.com.  A replay will also be available from the Investor Relations-Presentations page.

Cal Dive International, Inc., headquartered in Houston, Texas, is a marine contractor that provides manned diving, pipelay and pipe burial services to the offshore oil and gas industry on the Gulf of Mexico Outer Continental Shelf, the Middle East, Southeast Asia and Australia, with a fleet of 26 vessels, including 23 surface and saturation diving support vessels as well as three shallow water pipelay vessels.

CAUTIONARY STATEMENT

This press release may include “forward-looking” statements that are generally identifiable through our use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project” and similar expressions and include any statements that we make regarding our earnings expectations.  The forward-looking statements speak only as of the date of this release, and we undertake no obligation to update or revise such statements to reflect new information or events as they occur.  Our actual future results may differ materially due to a variety of factors, including changes in the level of offshore exploration, development and production activity in the oil and natural gas industry, our inability to obtain contracts with favorable pricing terms if there is a downturn in our business cycle, intense competition in our industry, the operational risks inherent in our business, risks associated with our relationship with Helix Energy Solutions Group, Inc., our controlling stockholder, and other risks detailed in our 2006 Annual Report on Form 10-K.

CAL DIVE INTERNATIONAL, INC.

Comparative Condensed Consolidated Statements of Operations

(000's omitted, except per share data)

	Three Months Ended			Nine Months Ended
	Sept. 30,			Sept. 30,
	2007	2006		2007	2006
	(unaudited)			(unaudited)
Net Revenues	$ 176,928	$ 128,364		$461,412	$372,918
Cost of Sales	106,989	70,626		287,956	204,031
Gross Profit	69,939	57,738		173,456	168,887
Gain on Sale of Assets	158	39		1,852	322
Selling and Administrative	13,104	9,695		33,870	25,210
Income from Operations	56,993	48,082		141,438	143,999
Equity in Losses of Investments	-	(3,237)		(10,841)	(587)
Interest Income (Expense), net	(2,082)	48		(7,040)	364
Income Before Income Taxes	54,911	44,893		123,557	143,776
Income Tax Provision	17,369	15,842		44,387	50,531
Net Income	$ 37,542	$ 29,051		$ 79,170	$ 93,245

Other Financial Data:
Income from Operations	56,993	48,082		141,438	143,999
Equity in Earnings (Losses) of Investments	-	(3,237)		(10,841)	(587)
Depreciation and Amortization	10,628	6,320		28,702	17,047
EBITDA	68,519	55,101		172,641	162,867

Weighted Avg. Shares Outstanding
Basic	83,680	61,507		83,680	61,507
Diluted	83,850	61,507		83,790	61,507
Earnings Per Share:
Basic	$ 0.45	$ 0.47	(1)	$ 0.95	$ 1.52	(2)
Diluted	$ 0.45	$ 0.47	(1)	$ 0.94	$ 1.52	(2)

(1)

Pro Forma 3Q 2006 EPS was $.35 assuming the initial public offering of 22.2 million shares had occurred on Jan. 1, 2006

(2)

Pro Forma YTD 2006 EPS was $1.11 assuming the initial public offering of 22.2 million shares had occurred on Jan. 1, 2006

CAL DIVE INTERNATIONAL, INC.

Comparative Condensed Consolidated Balance Sheet

(000's omitted)

ASSETS	Sept. 30, 2007	Dec. 31, 2006
	(unaudited)
Current Assets:
Cash and equivalents	$ 16,294	$ 22,655
Accounts receivable	151,029	127,617
Other current assets	26,532	18,475
Total Current Assets	193,855	168,747

Net property & equipment	230,562	222,247
Equity investments	-	10,871
Goodwill	26,802	26,666
Other assets, net	35,033	23,622
Total Assets	$ 486,252	$ 452,153

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$ 49,839	$ 39,810
Accrued liabilities	41,388	19,004
Total Current Liabilities	91,227	58,814

Long-term debt	117,000	201,000
Long-term payable to Helix	7,074	11,028
Deferred income taxes	29,725	20,824
Other long term liabilities	1,795	2,726
Stockholders' equity	239,431	157,761
Total Liabilities & Equity	$ 486,252	$ 452,153

Reconciliation of Non-GAAP Financial Measures

For the Periods Ended September 30, 2007 and 2006

(000's omitted, except ratio data)

In addition to net income, one primary measure that we use to evaluate our financial performance is earnings before net interest expense, taxes, depreciation and amortization, or EBITDA. We use EBITDA to measure our operational strengths and the performance of our business and not to measure our liquidity.  EBITDA does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues, and should be considered in addition to, and not as a substitute for, net income and other measures of financial performance we report in accordance with GAAP. Furthermore, EBITDA presentations may vary among companies; thus, our EBITDA may not be comparable to similarly titled measures of other companies.

We believe EBITDA is useful as a measurement tool because it helps investors evaluate and compare our operating performance from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization of our vessels) from our operating results. Our management uses EBITDA (i) to assess compliance with financial ratios and covenants that will be included in our revolving credit facility; and  (ii) in communications with lenders, rating agencies and others, concerning our financial performance.

The following table presents a reconciliation of EBITDA to net income, which is the most directly comparable GAAP financial measure of our operating results:

	Three Months Ended		Nine Months Ended		Trailing Twelve Months
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
EBITDA (unaudited)	$ 68,519	$55,101	$172,641	$162,867	$222,667
Less: Depreciation & Amortization	10,628	6,320	28,702	17,047	36,170
Less: Non-Cash Stock Compensation Expense (1)	898	699	2,501	1,821	3,610
Less: Interest Expense (Income)	2,082	(48)	7,040	(364)	7,241
Less: Non-Cash Equity Loss (Earnings)	-	3,237	10,841	587	10,741
Less: Provision for Income Taxes	17,369	15,842	44,387	50,531	59,566
Net Income	$ 37,542	$29,051	$ 79,170	$ 93,245	$105,339

Trailing Twelve Months EBITDA ended Sept. 30, 2007	$222,667

Long Term Debt as of Sept. 30, 2007	$117,000
Less: Cash at Sept. 30, 2007	(16,294)
Net Debt	$100,706

Net Debt to EBITDA Ratio	0.45x

  (1)

Relates to Helix restricted stock or stock options granted to CDI employees prior to the Initial Public Offering and CDI restricted stock granted to CDI employees under the company's 2006 long term incentive plan.

CAL DIVE INTERNATIONAL

3rd Quarter 2007 Earnings Conference Call

November 1, 2007

Presentation Outline

- Summary of 3rd Quarter 2007 Results
- Reconciliation of Non GAAP Financial Measures
- Questions and Answers

Quinn J. Hébert
President & Chief Executive Officer

Scott T. Naughton
Chief Operating Officer

G. Kregg Lunsford
Chief Financial Officer

3

Summary of Results

(all amounts in thousands, except per share amounts and percentages)

	Third Quarter 2007	Third Quarter 2006
Revenues	$176,928	$128,364
Gross Profit	69,939	57,738
Margins	**40%**	**45%**
Net Income	37,542	29,051
Margins	**21%**	**23%**
Diluted EPS (1)	0.45	0.35
Wtd. Avg. Diluted Shares O/S (1)	83,850	83,680
EBITDA (2)	$68,519	$55,101
Margins	**39%**	**43%**

(1) Pro Forma 3Q 2006 EPS assuming the initial public offering of 22.2 million shares had occurred on Jan. 1, 2006. Actual EPS based on 61.5 million shares outstanding equals $.47 for 3Q 06.

(2) See Reconciliation of Non-GAAP Financial Measures on page 8 of this presentation

4

Summary of Results- Key Statistics

(The following statistics are for owned and operated vessels only)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
Calendar Day Utilization-				
Saturation Diving Vessels	86%	81%	74%	86%
Surface Diving Vessels	63%	90%	64%	87%
Pipelay Vessels	96%	55%	85%	85%
Effective Utilization (1)-				
Saturation Diving Vessels	89%	91%	90%	94%
Surface Diving Vessels	69%	90%	67%	95%
Pipelay Vessels	98%	97%	97%	99%

(1) Effective vessel utilization does not include acquired vessels prior to their in-service dates, vessels in dry docking, vessels taken out of service for upgrades or prior to their disposition and vessels jointly owned with a third party.

5

Breakdown of Revenue

Three Months Ended
September 30, 2007

Other[1]
33%
$ 58.9
$ 118.0
($ MM)
Vessel
Operated
67%

Nine Months Ended
September 30, 2007

Other [1]
31%
$ 143.0
$ 318.4
($ MM)
Vessel
Operated
69%

(1) Other consists of portable SAT diving systems, general diving, DLB 801 charter revenue and other misc. contracting

6

Capitalization

(all amounts in thousands except percentages and ratios)

	As of September 30, 2007
Cash and cash equivalents	$16,294
Long-Term Debt	117,000
Stockholders' Equity:	
Common Stock (1)	843
Capital in excess of par value of common stock	157,399
Retained Earnings	81,189
Total Stockholders' Equity	239,431
Total Capitalization (excluding cash)	**$356,431**
Net Debt to EBITDA-TTM (2)	**0.45x**
Net Debt to Book Capitalization (3)	**30%**

(1) Common Stock, $.01 par value; 240,000,000 shares authorized, 84,328,915 shares issued

(2) See Reconciliation of Non-GAAP Financial Measures on page 8 of this presentation

(3) Calculated as total debt less cash divided by stockholders' equity plus debt less cash

7

Reconciliation of Non-GAAP Financial Measures

(all amounts in thousands except ratio)

	3rd Quarter		
	2007	2006	TTM- 3Q 2007
EBITDA (unaudited)	**$68,519**	**$55,101**	**$222,667**
Less: Depreciation & Amortization	10,628	6,320	36,170
Less: Non-Cash Stock Compensation Expense	898	699	3,610
Less: Interest Expense (Income)	2,082	(48)	7,241
Less: Non-Cash Equity Loss (Earnings)	-	3,237	10,741
Less: Provision for Income Taxes	17,369	15,842	59,566
Net Income	**$37,542**	**$29,051**	**$105,339**

Long Term Debt at Sept. 30, 2007	117,000
Less: Cash at Sept. 30, 2007	(16,294)
Net Debt	100,706
TTM EBITDA as of Sept. 30, 2007	222,667
Ratio of Net Debt to EBITDA	**0.45x**

8

CAL DIVE